

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2018

Mr. John J. Corkrean
H.B. Fuller Company
1200 Willow Lake Boulevard
St. Paul, Minnesota 55110

Re: **H.B. Fuller Company**
        Form 10-K for the Fiscal Year Ended December 2, 2017
        Filed January 31, 2018
        File No. 1-9225

Dear Mr. Corkrean:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and Construction